

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 1, 2018

Antonio Carrillo
President and Chief Executive Officer
Arcosa, Inc.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

      **Re:    Arcosa, Inc.**
             **Registration Statement on Form 10-12B**
             **Filed May 15, 2018, as subsequently amended**
             **File No. 001-38494**

Dear Mr. Carrillo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Amanda Ravitz

                           Amanda Ravitz
                           Assistant Director
                           Office of Electronics and Machinery

cc:   Neil P.Stronski, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP